SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of June 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On June 10, 11 and 12, 2008, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on June 5, 10 and 11, 2008, 62,731 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

05/06/08	74	27.40
05/06/08	100	27.20
05/06/08	100	26.80
05/06/08	182	27.49
05/06/08	186	27.55
05/06/08	216	28.02
05/06/08	224	27.49
05/06/08	245	26.90
05/06/08	249	28.55
05/06/08	278	29.02
05/06/08	279	26.84
05/06/08	400	27.64
05/06/08	500	26.89
05/06/08	505	28.00
05/06/08	559	28.01
05/06/08	650	26.87
05/06/08	728	27.50
05/06/08	895	27.80
05/06/08	1,000	26.85
05/06/08	1,000	27.89
05/06/08	1,000	28.54
05/06/08	2,012	27.65
05/06/08	1,400	27.49
05/06/08	1,400	27.50
05/06/08	1,400	27.54
05/06/08	1,416	27.90
05/06/08	1,722	29.02
05/06/08	1,751	28.55
05/06/08	1,784	28.02
05/06/08	3,584	27.90
05/06/08	1,798	27.80
05/06/08	1,814	27.55
05/06/08	20,872	27.50
10/06/08	9,408	27.62
11/06/08	3,000	28.00

After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares / (*) Options		Percentage of the company's shares
			Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	9,036,929		23.7%	23.6%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,882,956		12.8%	12.8%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 14,036,947 ordinary shares of the Company, representing 36.8% of the Company’s issued share capital and 36.7% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

June 12, 2008